Thursday, 1 December 2016

National Grid plc (National Grid)

Scrip Dividend for 2016/17 Interim Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 25 November 2016, the dividend record date.  A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2016/17 interim dividend is 920.92 pence.  This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt (ADR) holders, the scrip ADR reference price for the 2016/17 interim dividend is US$57.4009. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The current terms and conditions of the scrip dividend scheme are available on the Company’s website at www.nationalgrid.com in the Investors section, from Capita Asset Services (0371 402 3344, nationalgrid@capita.co.uk) and are also set out in full below.

2016/17 interim dividend timetable:

10 November 2016	2016/17 half year results and interim dividend amount declared – 15.17 pence per ordinary share; $0.9427 per ADR*
22 November 2016	ADR’s go ex-dividend
24 November 2016	Ordinary shares go ex-dividend
25 November 2016	Record date for 2016/17 interim dividend
1 December 2016	Scrip reference price announced
9 December 2016	Scrip election date for 2016/17 interim dividend
11 January 2017	2016/17 interim dividend paid to qualifying shareholders

 * The figure shown is gross of a $0.01 per ADR dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2016/17 interim dividend.  This fee does not apply to ADRs received through the scrip dividend.

Contact:
D Whincup, Assistant Company Secretary 0207 004 3209

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Scrip Dividend Scheme – Terms and Conditions

This document is important and requires your immediate attention. If you are in any doubt about the action you should take with this document, you should immediately consult an appropriate independent advisor duly authorised under the UK Financial Services and Markets Act 2000.

1. The Scrip Dividend Scheme
The optional Scrip Dividend Scheme enables shareholders to receive new fully paid ordinary shares in National Grid plc instead of cash dividends. This makes it possible for shareholders to increase their shareholdings in National Grid without incurring dealing costs or stamp duty. Please see paragraph 16 below for taxation information.

The operation of the Scheme is subject always to the Directors’ decision to make an offer of new fully paid ordinary shares in respect of any particular dividend. Should the Directors decide not to offer new shares in respect of any particular dividend, cash will automatically be paid instead.

2. Joining the Scheme
All UK shareholders holding their shares in certificated form can if they so wish join the Scheme by completing and submitting a Scrip Dividend Mandate Form. This can be done online by visiting the National Grid share portal, www.nationalgridshareholders.com, and changing their dividend options or by completing a paper Mandate Form (which may be amended from time to time) and sending it to the Company’s Registrar, Capita Asset Services. No acknowledgment of receipt of online instructions or paper Mandate Forms will be issued. For details regarding overseas shareholders please see paragraph 11 below. Further copies of the paper Mandate Form may be obtained online at www.nationalgrid.com or from the Company’s Registrar. All elections will be subject to fulfilment of the conditions specified on the share portal or in the paper Mandate Form. The right to elect to receive new shares is non-transferable.

The date by which scrip elections must be made is referred to as the ‘Scrip Election Date’. The applicable Scrip Election Date in relation to each dividend will be announced by the Company and made available on its website at www.nationalgrid.com. Completed Mandate Forms must be received by the Company’s Registrar before 5pm (London time) on the Scrip Election Date to apply to the dividend to be paid in order to be eligible to receive shares instead of cash for that dividend and subsequent dividends. Mandate Forms received after that time will apply to subsequent dividends only and the upcoming dividend will be paid in cash. A Mandate Form, once submitted online or completed and returned to the Company’s Registrar, will remain in force for all future dividends, where a scrip dividend alternative is offered, until such Mandate Form is cancelled by the shareholder via the share portal or in writing to the Company’s Registrar.

Shareholders who hold their shares in CREST can only elect to receive dividends in the form of new ordinary shares by use of the CREST Dividend Election Input Message. By doing so, such CREST shareholders confirm their election to participate in the Scheme and their acceptance of these terms and conditions, as amended from time to time. Other forms of election, including paper forms of election, will not be accepted in respect of shares held through CREST. The Dividend Election Input Message must contain the number of shares on which the election is being made.

If the number of elected shares is blank or zero then the election will be rejected. If the number of elected shares is greater than the shares held at the relevant record date then the election will be applied to the holding as at the relevant record date. Once an election is made using the CREST Dividend Election Input Message system it cannot be amended. Therefore, if a CREST shareholder wished to change their election, such shareholder would need to cancel their previous election and submit a new election. CREST shareholders must elect for each dividend to receive new shares in respect of such dividend.

CREST elections must be made through CREST, before 5pm (London time) on the Scrip Election Date.

3. Number of new shares
The number of new shares that shareholders will receive for each dividend will depend on the amount of the cash dividend, any residual cash balance brought forward from the last scrip dividend, the number of shares held, and the reference share price to be used in calculating shareholders’ entitlements.

The reference share price will be the average of the middle market quotations for the Company’s ordinary shares on the London Stock Exchange Daily Official List for the five dealing days commencing on (and including) the date on which the ordinary shares are first quoted ex-dividend.

The formula used for calculating the maximum number of shares to be received for each dividend will be as follows:

(number of ordinary shares held at the dividend record date x cash dividend per share) + any residual cash balance

reference share price

For example:

i)	If a shareholder held 1,000 shares and the dividend was 21.3 pence per share and the average share price for the five dealing days after the ex-dividend date was 710 pence then such shareholder would receive 30 additional shares under the Scrip Dividend Scheme.

ii)	If a shareholder held 500 shares and the dividend was 23 pence per share and the average share price for the five dealing days after the ex-dividend date was 610 pence then such shareholder would receive 18 additional shares under the Scrip Dividend Scheme.

The record date, ex-dividend date and reference share price in respect of any future scrip dividends will be announced and made available on the Company’s website at www.nationalgrid.com.

Once shareholders’ new shares have been issued, a statement will be sent to such shareholders, along with a new share certificate (where relevant), showing the number of new ordinary shares allotted, the reference share price, and the total cash equivalent of the new ordinary shares for tax purposes. If on any occasion the cash dividend entitlement, together with any cash balance brought forward, is insufficient to acquire at least one new share, shareholders will receive a statement explaining that no shares have been issued and showing how much cash has been carried forward to the next dividend.

CREST shareholders will have their accounts credited directly with new shares on the dividend payment date or as soon as practicable thereafter and will receive a statement as above.

4. Fractions and cash balances
No fraction of a new share will be issued and calculation of entitlement to new shares will always be rounded down to the nearest whole new share. Any residual cash balance (except in the case of CREST shareholders where such sums will be paid out on the dividend payment date) will be carried forward to be included in the calculation for the next dividend. No interest will be paid on this cash balance.

5. Future dividends
Once a shareholder has completed and returned a valid Mandate Form, this will apply for all successive dividends unless and until it is revoked via the share portal or in writing by the shareholder to the Company’s Registrar. Shareholders holding their shares in CREST must elect for each dividend. The mandate is always subject to the Directors’ decision to offer a scrip dividend. The Directors may decide not to offer a scrip alternative in respect of any future dividend. Please see paragraphs 13 and 14 below for further details.

All new ordinary shares issued under the Scheme will automatically increase shareholders’ shareholdings on which the next entitlement to a scrip dividend will be calculated (unless an election has been made on part of a shareholding only in respect of nominee shareholdings). Where any dividend payable to a shareholder is insufficient to purchase at least one new share via the Scheme, funds representing shareholders’ fractional entitlements will be accumulated for their benefit. These funds will be added to the cash amount of the next dividend (in respect of which a scrip dividend alternative is offered) and applied in calculating shareholders’ entitlement under that offer. In the case of CREST shareholders, fractional entitlements will be paid out on the dividend payment date.

Accumulated fractional entitlements will be paid to shareholders in cash as soon as reasonably practicable in the event of cancellation of mandates by such shareholders or disposals of such shareholders’ entire shareholdings, or in the event of cancellation or termination of the Scheme. In the event of death, insolvency or mental incapacity of a shareholder, any cash balance for that shareholder will be paid to his/her estate or trustee as applicable. Where a shareholder cancels their mandate or sells their shares, amounts less than £3 standing to their benefit in such account will, unless instructed otherwise in writing in advance by the shareholder, be paid to a charity of the Company’s choice.

6. Listing and ranking of the new shares
Application will be made to the London Stock Exchange and the UK Listing Authority (‘UKLA’) for admission of the new shares to trading and to the official list of the UKLA. The new shares will be credited as fully paid and will rank equally in all respects with the existing ordinary shares, including the same voting rights and dividend rights (other than, for the avoidance of doubt, the right to receive the relevant cash dividend in lieu of which the scrip shares have been issued). In the unlikely event that the new shares are not admitted to listing, or if any other condition is not fulfilled, the Company will pay the dividend in cash in the usual way as soon as reasonably practicable.

7. Share certicates and dealings
Subject to the new shares being admitted to the official list of the UKLA and to trading on the London Stock Exchange, new share certificates for participants in the Scrip Dividend Scheme will be posted to certificated shareholders at their own risk, on or about the same date as the dividend warrants are posted to those shareholders who are not participating in the Scheme (see the National Grid website for current dates). CREST shareholders will have their CREST accounts credited directly with the new shares on or as soon as is practicable after the same day that the cash dividend is paid. Dealings in the new ordinary shares are expected to begin on the dividend payment date.

8. Multiple holdings
If for any reason a shareholder’s shares are registered in more than one holding then, unless such multiple shareholdings are consolidated before the Scrip Election Date, the will be treated as separate. As a result, separate mandates will need to be completed for each such holding if shareholders wish to receive new shares under the Scheme in respect of each holding. Shareholders wishing to consolidate their holdings should contact the Company’s Registrar, Capita Asset Services.

9. Shareholdings in joint names
In respect of shareholdings held in joint names, to be effective, elections made using the Scrip Dividend Mandate Form must be signed by all joint shareholders.

10. Partial elections
Mandates will only be accepted in relation to the whole shareholding. The Directors may, at their discretion, allow a shareholder to elect in respect of a lesser number of shares where they are acting on behalf of more than one beneficial holder, that is, through a nominee shareholding held in CREST. The Dividend Election Input Message submitted to CREST must contain the number of shares for which the election is being made. Such elections must be renewed for each dividend. A cash dividend will be paid on any remaining shares not included in the Dividend Election Input Message.

11. Overseas shareholders
Shareholders who are resident outside the UK may treat this document as an invitation to receive new ordinary shares unless such an invitation could not lawfully be made to such shareholders without compliance with any registration or other legal or regulatory requirements. It is the responsibility of any person resident outside the UK wishing to elect to receive new ordinary shares under the Scheme to be satisfied that such an election can validly be made without any further obligation on the part of the Company, and to be satisfied as to full observance of the laws of the relevant territory, including obtaining any governmental, regulatory or other consents which may be required and observing any other formalities in such territories and any resale restrictions which may apply to the new shares. Unless this condition is satisfied, such shareholders may not participate in the Scheme or submit a Mandate Form.

12. Recent sale or purchase of ordinary shares
If shareholders have sold some of their ordinary shares before a record date, the Scheme will apply in respect of the remainder of such shareholders’ shares. If shareholders have bought any additional ordinary shares after a record date, the additional shares will not be eligible for the next dividend, but will be eligible for future dividends, without the need to complete a further mandate in respect of the additional shares.

13. Cancellation of Mandates
Shareholders may cancel their Scrip Dividend Mandates at any time. Notice of cancellation must be effected online via the share portal or given in writing to the Company’s Registrar by no later than 5pm on the Scrip Election Date. CREST shareholders can only cancel their elections through the CREST system. A notice of cancellation will take effect on its receipt and be processed by the Company’s Registrar in respect of all dividends payable after the date of receipt of such notice. If a notice of cancellation is received after the Scrip Election Date, the shareholder will receive additional shares under the Scheme for the next dividend payable and the cancellation will take effect for subsequent dividends.

A shareholder’s Scrip Dividend Mandate will be deemed to be cancelled if such shareholder sells or otherwise transfers their ordinary shares to another person but only with effect from the registration of the relevant transfer.

If you hold your shares in certificated form and you sell or transfer your entire shareholding before the last date for the receipt of scrip elections for a particular dividend, you will be withdrawn from the Scrip Dividend Scheme for that dividend. A shareholder’s mandate will also terminate immediately on receipt of notice of such shareholder’s death. However, if a joint shareholder dies, the mandate will continue in favour of the surviving joint shareholder(s) (unless and until cancelled by the surviving joint shareholder(s)).Any residual amounts of over £3 standing to the credit of a shareholder will be paid to such shareholder in cash on or as soon as practicable after the cancellation. Where such residual amount is under £3, such sums will, unless the shareholder instructs otherwise in writing in advance, be paid to a charity of the Company’s choice.

14. Changes to or cancellation of the Scheme
At any time the Directors, at their discretion and without notice to shareholders individually, may modify, suspend, terminate or cancel the Scheme. In the case of any modification, existing mandates (unless otherwise specified by the Directors) will be deemed to remain valid under the modified arrangements unless and until the Company’s Registrar receives a cancellation in writing or via the share portal from such shareholders pursuant to paragraph 13 above. If the Scheme is terminated or cancelled by the Directors, all mandates then in force will be deemed to have been cancelled as at the date of such termination or cancellation.

The operation of the Scheme is always subject to the Directors’ decision to make an offer of new fully paid ordinary shares in respect of any particular dividend. The Directors also have the power, after such an offer is made, to revoke the offer generally at any time prior to the allotment of new ordinary shares under the Scheme. If the Directors revoke an offer (or otherwise suspend, terminate or cancel the Scheme), shareholders will receive their dividend in cash on or as soon as reasonably practicable after the dividend payment date.

15. Governing law and jurisdiction
The Scheme (including the Mandate Form and any related circular) is subject to the Company’s Articles and these terms and conditions, as amended from time to time, and is governed by, and its terms and conditions are to be construed in accordance with, English law. By electing to receive new shares under the Scheme, you agree to submit to the exclusive jurisdiction of the English courts in relation to the Scheme.

16. Taxation
The tax consequences of electing to receive new ordinary shares in place of a cash dividend will depend on shareholders’ individual circumstances. If shareholders are not sure how they will be affected from a tax perspective, they should consult their solicitor, accountant or other professional advisor before taking any action.

As at 17 May 2016, the Company understands that the taxation consequences for shareholders electing to receive new ordinary shares instead of a cash dividend will, broadly, be as follows. This understanding is based on: (i) UK legislation as applied in England and Wales (and assuming that the Finance (No. 2) Bill 2015-16, as ordered to be printed on 22 March 2016, will be enacted without amendments); (ii) and HM Revenue & Customs published practice (which may not be binding on HM Revenue & Customs), both as at 17 May 2016. It should be noted that the UK legislation and HM Revenue & Customs published practice referred to above are both subject to change, possibly with retrospective effect. This summary relates only to the position of shareholders resident and, if individuals, domiciled only in the UK for taxation purposes who hold their shares beneficially as an investment, other than under an individual savings account and who have not (and are not deemed to have) acquired their shares by reason of any office or employment.

The precise taxation consequences for a particular shareholder will depend on that shareholder’s individual circumstances. Shareholders who may be subject to taxation in a jurisdiction other than the UK or who may be unsure as to their taxation position should seek their own professional advice. This summary of the taxation treatment is not exhaustive. However, if shareholders are in any doubt as to their tax position, they should consult their solicitor, accountant or other professional advisor before taking any action.

16.1 UK resident individual shareholders
Income Tax
Very broadly, a UK resident individual shareholder who receives new ordinary shares pursuant to the Scheme will have the same liability to income tax as they would have had had they received a cash dividend of an amount equal to the ‘cash equivalent of the new ordinary shares’. The cash equivalent of the new ordinary shares will be the amount of the cash dividend which the shareholder would have received had they not elected to take new shares, unless the market value of the new shares on the first day of dealings on the London Stock Exchange differs substantially from the cash dividend foregone (i.e. differs by 15% or more of such market value), in which case the market value will be treated as the cash equivalent of the new ordinary shares for taxation purposes.

Where individual shareholders elect to receive new ordinary shares in place of a cash dividend, they will be treated as having received gross income of an amount which is equal to the cash equivalent of the new ordinary shares. This amount will broadly be treated as if it were a dividend for UK tax purposes and taxed as set out below.

With effect for the tax year beginning 6 April 2016, the amount of tax that a UK resident individual shareholder who has elected to receive new ordinary shares pursuant to the Scheme is liable for will depend on the total amount of dividend income that individual receives in the tax year. Individuals who receive a dividend income of £5,000 or less in the tax year will be taxed at a nil rate on this dividend income (including the ‘cash equivalent of the new ordinary shares’ issued pursuant to the Scheme). For the purposes of calculating dividend income, individuals should include all income received on dividends from any company in the tax year and any ‘cash equivalent of the new ordinary shares’ received pursuant to dividend schemes, including but not limited to the Scheme. The £5,000 limit is referred to as an individual’s Dividend Allowance.

Conversely, UK resident individual shareholders who receive a dividend income in the tax year which exceeds the Dividend Allowance will be liable for income tax on the dividend income in excess of the Dividend Allowance (i.e. if an individual receives a dividend income of £7,000 in the tax year, £2,000 of that amount is taxable as the dividend income in excess of the Dividend Allowance).

For the purposes of calculating the rate of tax due from an individual shareholder on the dividend income in the tax year which exceeds the Dividend Allowance there are two key principles:

i)	the dividend income in the tax year which exceeds the Dividend Allowance is treated as the highest part of such individual shareholder’s income; and

ii)	the entire amount of dividend income that an individual shareholder receives in the tax year (including the Dividend Allowance) will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on the dividend income in excess of the Dividend Allowance.

Applying these two principles, there are three possible rates of tax due:

i)	to the extent that the dividend income in excess of the Dividend Allowance falls above such individual shareholder’s personal allowance but below the basic rate limit, such an individual shareholder will be subject to tax on that dividend income at the dividend basic rate of 7.5%;

ii)	to the extent that the dividend income in excess of the Dividend Allowance falls above the basic rate limit but below the higher rate limit, such an individual shareholder will be subject to tax on that dividend income at the dividend upper rate of 32.5%; or

iii)	to the extent that the dividend income in excess of the Dividend Allowance falls above the higher rate limit, such an individual shareholder will be subject to tax on that dividend income at the dividend additional rate of 38.1%.

No tax repayment claim may be made on either a cash dividend or in respect of new shares taken by non-taxpaying individuals.

Capital Gains Tax
For capital gains tax purposes, if an election to receive new shares instead of a cash dividend is made, then the cash equivalent of the new ordinary shares (as described above) will be treated as being the base cost of the new shares.

16.2 UK resident trustees
Income Tax
Where trustees of discretionary trusts elect to receive new shares, they will be liable to income tax at the dividend trust rate (currently 38.1%). For the purposes of charging this income tax, the trustees will be treated as having received gross income which is the same as the cash equivalent of the new ordinary shares (as defined above) .

A trustee of an interest in possession trust (where the beneficiary with an interest in possession is entitled to the trust income) who have elected to receive new shares can either treat such shares as income or capital for trust purposes.

i)	if such a trustee treats such shares as income they will be liable to income tax at the rate applicable to income of such trusts (currently 7.5%). The tax position of a beneficiary entitled to the trust income who is a UK tax resident individual will be as set out in the section headed ‘UK resident individual shareholders’ above; or

ii)	if such a trustee treats such shares as capital, the trustees will be liable to income tax at the current rate of 7.5%. The beneficiary will not be entitled to the shares (and will have no income tax to pay).

If the new shares are held in a bare trust or in the name of a nominee, the trustee or nominee will be disregarded for the purposes of income tax and the tax position of the beneficiary entitled to the shares will be as set out in the section headed ‘UK resident individual shareholders’ above.

Capital Gains Tax
Where trustees of discretionary trusts, where no beneficiary is entitled to the trust income, elect to receive new shares, such shares will constitute a new holding of shares in the Company acquired for the cash equivalent in the manner described in the section headed ‘UK resident individual shareholders’ above.

Where trustees of an interest in possession trust (where the beneficiary with an interest in possession is entitled to the trust income) elect to receive new shares and treat such shares as income, a beneficiary entitled to the trust income who is a UK tax resident individual, is treated for capital gains tax purposes as having acquired the new shares for the’ cash equivalent of the new ordinary shares’, in the manner described in the section headed ‘UK resident individual shareholders’ above.

Where trustees of an interest in possession trust (where the beneficiary with an interest in possession is entitled to the trust income) elect to receive new shares and treat such shares as capital, the shares will be added to the trustees’ existing holding of shares in the Company and treated as though they had been acquired when the existing holding was acquired. However, the trustees will not be considered to have made any payment for the new shares, so there will be no increase in base cost.

If the new shares are held in a bare trust or in the name of a nominee, the trustee or nominee will be disregarded for the purposes of capital gains tax and the tax position of the beneficiary entitled to the shares will be as described in the section headed ‘UK resident individual shareholders’ above.

16.3 UK resident companies
A corporate shareholder is not generally liable to corporation tax on cash dividends and will not be charged corporation tax on new shares received under the Scheme instead of a cash dividend. For the purposes of corporation tax on chargeable gains, no consideration will be treated as having been given for the new shares. These new shares will be added to the corporate shareholder’s existing holding of shares in the Company and treated as having been acquired when the existing holding was acquired. On disposal of the new shares, the base cost of the new shares will be calculated by reference to the base cost of the existing holding.

16.4 UK pension funds
Where pension funds elect to receive new ordinary shares under the Scheme, no tax credit will attach to the new shares and no tax repayment claim can be made in respect of them, nor could such a claim be made in respect of the cash dividend.

16.5 Stamp duty/stamp duty reserve tax
No stamp duty or stamp duty reserve tax will be payable on the issue of new shares under the Scheme (including shares issued to a clearance service or depositary receipt system (i.e. CREST)).

Contacts
For general enquiries about the Scheme, please contact Capita Asset Services.

Glossary
Articles the Articles of Association of the Company

Capita Asset Services or the Company’s Registrar is a trading name of Capita Registrars Limited

CREST the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI/3755)) in respect of which Euroclear UK & Ireland Limited is the operator

Directors the directors of National Grid plc

London Stock Exchange the London Stock Exchange plc

National Grid or Company, National Grid plc

new shares new ordinary shares issued under the Scheme

ordinary shares ordinary shares of 1117/43 pence each in the capital of the Company

Scrip Dividend Mandate or Mandate Form a mandate (in a form provided by the Company) from a shareholder to the Directors to allot new shares under the terms of the Scheme in lieu of a cash dividend to which they may become entitled from time to time

Scrip Dividend Scheme or Scheme the National Grid plc Scrip Dividend Scheme as comprised under and subject to the terms and conditions contained in this document as amended from time to time

Scrip Election Date the latest date for receipt of Mandate Forms or CREST Dividend Election Input Messages to enable a scrip dividend election to apply for a particular dividend shareholder a holder of ordinary shares in the capital of the Company share portal the National Grid share portal, www.nationalgridshareholders.com

UKLA the UK Listing Authority